SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated August 15, 2018 in respect of 2018 Interim Result Announcement.

2	Announcement dated August 15, 2018 in respect of Operational Statistics for July 2018.

3	Announcement dated August 15, 2018 in respect of Revision of Annual Caps for Continuing Connected Transactions.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 16, 2018

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2018 INTERIM RESULTS ANNOUNCEMENT

 Highlights:

•	Profitability continued to grow remarkably driven by deepened implementation of the Strategy of Focus, Innovation & Cooperation

•	Fast and effective mobile service growth sustained by innovative business model

•	Mixed-ownership reform started delivering notable enhancement in growth momentum, quality and efficiency

•	Strived to achieve win-win leveraging price elasticity in answering “speed upgrade & tariff reduction” policy

•	Accelerate “Five New” establishment to drive high-quality sustainable growth

•

For the first half of 2018, service revenue amounted to RMB134.4 billion, representing an 8.3% year-on-year growth. EBITDA[1] amounted to RMB45.7 billion, up by 4.9% year- on-year. Profit attributable to equity shareholders of the Company increased by 145% year-on-year to RMB5.9 billion

CHAIRMAN’S STATEMENT

Dear shareholders,

Since the beginning of 2018, the Company has proactively promoted a new development philosophy, deepened the implementation of the Strategy of Focus, Innovation and Cooperation and fully accelerated the establishment of China Unicom’s “Five New”, featuring New DNA, New Governance, New Operation, New Energy and New Ecology. We have been gradually speeding up the pace in driving Internet-oriented operations, while our efforts in mixed-ownership reform started delivering notable enhancement in growth momentum, quality, efficiency and corporate vibrancy, achieving overall a good start in the kick-off year of the mixed-ownership reform.

OVERALL RESULTS

The Company reported remarkable growth in its operating results for the first half of 2018. Service revenue amounted to RMB134.4 billion, representing an 8.3% year-on-year growth, atop of its industry peers. EBITDA amounted to RMB45.7 billion, up by 4.9% year-on-year. The profit before income tax reached RMB7.8 billion and the profit attributable to equity shareholders of the Company increased by 145% year-on-year to RMB5.9 billion.

The Company upheld its precise investment strategy and strived to enhance investment returns by taking extensive effort to exploit the potential value of various resources and drive sharing through cooperation. Capital expenditure for the first half of the year amounted to RMB11.6 billion. Thanks to the effective management of capital expenditure and notable improvements in profitability, the Company’s free cash flow amounted to RMB39.3 billion, reaching another record high level. Its liabilities-to-assets ratio went further down to 43.8%, reflecting an increasingly healthy financial position.

Taking into account the Company’s profitability, debt obligations and cash flow level, capital requirements for future development, etc., the Board of Directors decided not to pay an interim dividend for the current year. The Board will submit a proposal for final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

Fast and highly effective mobile service growth driven by the deepened Internet-oriented innovative operations

During the first half of the year, the Company centered its energy on driving business model innovation with light touchpoints and low acquisition costs and stepping up effort in transformation into an Internet-oriented operation, enabling accelerated growth and high-quality development of mobile service. Mobile service revenue reached RMB84.3 billion, representing a year-on-year growth of 9.7% that exceeded the industry average substantially by nearly 8 percentage points. Mobile billing subscribers achieved a net increase of 17.86 million, reaching a total number of 302 million mobile billing subscribers. The average revenue per user (ARPU) of mobile billing subscribers amounted to RMB47.9, which was largely stable compared to the full year of 2017.

During the period, the Company actively strengthened the development of its differentiated operations. Leveraging fully the first-mover advantages in Internet-oriented operation and the centralised IT system, the Company expedited product upgrading and optimisation. The Company enhanced its cooperation in content and privileges offering to satisfy the sub-divided markets. Differentiated products have been launched to meet the unanswered demand of heavy data users. The Company promoted O2O touch-point unified operation and actively expanded new sales touchpoints to widen customer reach and flow while strengthening business convergence and bundling to promote mutual growth. For the first half of the year, the Company’s 4G business registered scale development and its 4G subscriber base saw a net increase of 28.23 million to a total of 203 million. The 4G subscriber market share was up by 3 percentage points year-on-year. The proportion of 4G subscribers in total mobile billing subscribers increased by 16 percentage points year-on-year to over 67%.

The Company strengthened data traffic operation and strived to achieve win-win in implementing “Speed Upgrade and Tariff Reduction” policy leveraging price elasticity. It proactively prepared for the implementation of the policy of the cancellation of domestic mobile data “roaming” charges effective 1 July by optimising tariff packages and strengthened effort to promote heavy data packages to facilitate a smooth transition for customers. For the first half of the year, the unit pricing for the Company’s mobile data service decreased substantially year-on-year, while the mobile data consumption volume sustained robust growth. The monthly average DOU per handset subscriber increased by 2.2 times year-on-year, while handset Internet access revenue grew by 25% year-on-year to RMB53.4 billion.

Continuous improvement in broadband service amid intense competition

During the first half of the year, the Company adopted proactive measures in response to intense market competition and continued to report improvements in its fixed-line broadband business.

Adhering to the strategy of “big integration, big bandwidth and big video” and to satisfy the various demand of household market, the Company continued to optimise the array of integrated products, striving to increase penetration of bundle services and drive mutual development. The Company promoted high-bandwidth products and further enhanced network coverage and quality with increased private capital cooperation so as to strengthen the edges in network capability. Featuring the power of content, the Company continuously enriched quality video content to boost customer loyalty and stickiness. Integrated products value was further enhanced by bundling popular smart home applications such as home networking services, smart gateway, video surveillance, etc. For the first half of the year, the Company’s fixed-line broadband access revenue amounted to RMB21.5 billion, which was largely stable compared to the same period last year. The number of fixed-line broadband subscribers increased by 2.38 million on a net basis to 78.92 million. Video service subscribers accounted for over 43% of the fixed-line broadband subscribers, up by 10 percentage points year-on-year.

Rapid development of innovative service contributed to the solid growth of fixed-line service

During the first half of the year, facing the enormous opportunities in the new business areas such as Cloud Computing, Big Data and the Internet of Things (“IoT”), the Company accelerated the efforts on sharpening the core capability in innovative product platforms and products, focusing on key sectors such as government affairs, education, medical and healthcare, environmental services, tourism and industrial Internet. The Company also established system and mechanism segregated from its fundamental services and proactively expanded markets to drive new breakthroughs in its innovative business.

Driven by cloud business, the Company made great efforts in delivering cloud-network integrated corporate solutions to drive rapid growth in both cloud and network businesses. Expediting the new integrated sales model transformation, “Cloud + Smart Networks + Smart Applications” and targeting government and enterprise customers markets, the Company offered customers cloud-network integrated services and intelligent network services to drive the growth of its fundamental services. Taking advantage of the synergies with our strategic partners introduced by the mixed-ownership reform, we innovated business model and actively explored cooperation by way of investment or capital financing to diversify ownership structure and achieve asset-light operation, strengthening new energy for innovative development. In the first half of the year, the Company’s innovative business sustained rapid growth. The Industrial Internet business reported revenue of RMB11.7 billion, representing a 39% growth year-on-year. Within which, revenue from cloud business grew by 39% year-on-year. Driven by the rapid growth of the innovative business, the Company’s fixed-line business reported a turnaround from decline to positive growth, with its revenue reaching RMB49.1 billion, representing a 5.5% year-on-year growth.

NETWORK CONSTRUCTION

During the first half of the year, adopting a return-oriented approach and focusing on market demand and business transformation requirement, the Company sought to build high-quality networks through precise investments, providing effective support for fast business development.

With a persistent emphasis on focus and cooperation, the Company continued to strengthen its investments in key cities, 4G networks and regions with promising high data traffic and returns for enhanced investment efficiency. It actively carried out resources sharing and private capital cooperation to meet market demands in regions with weak resources. It also deployed Big Data to monitor traffic hotspots to facilitate dynamic and precise capacity expansion. During the first half of the year, the Company further strengthened its network capability with 0.06 million 4G base stations added, driving the total number of 4G base stations to 0.91 million, while FTTH ports accounted for 81% of the total fixed-line broadband ports. Our 4G network utilisation rate increased continuously and the percentage of FTTH subscribers to total broadband subscribers reached 79%. The Company continued to see network quality and customer perception on the rise in focused regions, as we achieved industry leading average uplink and downlink speeds in 4G networks, Net Promoter Score (NPS) on mobile network and fixed-line broadband enhanced further and Internet network latency being industry-best.

The Company actively engaged in new technology evolution and scientifically planned for network deployment on a forward-looking basis. With an aim for fostering core competence for long-term sustainable development, the Company built up network infrastructure resources and capability, promoting the advancement of cloud-based, intelligent, open and ubiquitous networks.

MIXED-OWNERSHIP REFORM

Adhering to the principle of “enhance governance, strengthen incentives, protrude core businesses and raise efficiency”, the Company actively pushed forward the implementation of the mixed-ownership reform.

During the first half of the year, the Company advanced comprehensive and in-depth cooperation with strategic investors. We continued to cooperate with Tencent, Alibaba, Baidu, JD.com and DiDi to expand Internet touch points, effectively reaching out to new customers, especially the youth market, achieving a development model with low subscriber acquisition cost and subsidy. Our 2I2C business saw rapid growth with subscriber base reaching 77 million and driving the rapid growth in 4G subscribers. The public cloud products branded as “WO Cloud” were launched in association with Alibaba and Tencent, providing differentiated products and services to our customers. Cooperation in cloud-network integrated products was also kicked off, aiming to equip customers with capability in hybrid cloud networking. The joint venture with Alibaba created a powerful alliance to offer customised application software services to government and enterprise customers. Active efforts were made to explore the development of New Retail pilot outlets, as we joined forces with Alibaba, Suning, JD.com and Tencent. Making good use of Big Data, we were able to enrich product portfolio in stores and strengthen synergy and flow between online and offline operation, resulting in a significant boost for our business development. Our cooperation with strategic investors in innovative businesses, such as IPTV, mobile video contents, Big Data, IoT and AI, and in fundamental businesses continued to report smooth progress with win-win development.

The Company is committed to ongoing in-depth implementation of system and mechanism innovation and reform to enhance corporate vibrancy and efficiency. During the first half of the year, continuous efforts were made to streamlining and re-organisation. Through reducing demand on outsourcing and encouraging staff to join sub-divided units and innovative business, our organisation and staff structure were further optimised. To charge up energy for innovative business development, the Company had appropriately stepped up human capital investment by actively recruiting new talents in innovative business and strengthening the performance-based incentives mechanism to achieve a better alignment of efforts and rewards. It adopted a differentiated compensation system for the innovative business which was segregated from traditional business. The sub-division reform was deeply enforced, aiming to achieve sharing of incremental return with revenue and gross profit as KPIs, while aligning responsibilities with authorities and rewards to lift corporate vibrancy and efficiency. China Unicom A Share Company’s employee share incentive scheme, with unlocking conditions set on a scientific basis, was smoothly launched, with 794 million restrictive shares of the China Unicom A Share Company being issued to 7,752 key managerial staff and talents under the initial grant and set to align our shareholders’ and staff interests with the corporate development.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company continues to improve its corporate governance mechanism, enhance its execution capability and strengthen its risk management and internal control, in a bid to providing solid protection for sustainable and healthy development. During the year, the Company was awarded a number of accolades, including “Asia’s No. 1 Best Managed Telecom Company” by FinanceAsia and, for three years in a row, “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor.

The Company has taken initiatives in fulfilling its social responsibilities. Adhering to the development philosophy of “Innovation, Coordination, Greenness, Openness and Sharing” and deepening the supply-side structural reform, the Company is committed to meeting the ever-increasing demand for information life of the public and actively supporting the harmonious economic, social and environmental development. The Company persisted in smart development and built a quality network with craftsmanship spirit to provide users with smart network experience featuring higher speed, wider coverage and better perception. It vigorously developed smart living and smart industry, and provided a variety of “smart+” applications, enabling the public to enjoy more convenient and more intelligent information life. It fully participated in universal telecommunications services, implemented “Speed Upgrade and Tariff Reduction” and constantly introduced new concessionary offerings to narrow digital divide across regions. The Company actively engaged in green operation, facilitated cost reduction and efficiency enhancement, improved development quality and promoted harmonious and symbiotic growth of the enterprise and environment.

OUTLOOK

At present, the industry is embracing at tremendous market opportunities arising from the deep integration of the Internet with the real economy aided by the shifting of the growth model of China’s economy from emphasising on high speed to high quality, as a new cycle of technological and industrial revolution is looming in the wake of the fast-paced development of the digital economy. The mixed-ownership reform has empowered the Company with differentiated advantages, resulting in invaluable opportunities for development. Meanwhile, the continued downward pressure in our traditional businesses, the cancellation of domestic mobile data “roaming” charges effective 1 July and the cyclical escalation of market competition in the second half of the year will collectively impose challenges for the Company’s development.

In the second half of the year, the Company will actively cope with challenges and persistently deepen the execution of its Strategy of Focus, Innovation and Cooperation. It will accelerate the establishment of China Unicom’s “Five New” to drive high-quality sustainable growth in full-force. By unleashing the unique edges, the Company will persevere in the implementation of the Internet-oriented operation, creating differentiated competitive advantages. Centred on return and efficiency, and riding on Internet-oriented operation transformation, the Company strived to enhance total-factor development efficiency. The Company will enhance its key capability in network, IT and management on all fronts to provide a solid foundation for the healthy and sustainable development of various businesses. We will step up investments appropriately for nurturing the future growth engines. Seizing opportunities afforded by the mixed- ownership reform, we will deepen strategic cooperation and further advance the system and mechanism reform, accelerating the delivery of benefits from the reform and comprehensively enhancing the Company’s overall competitive strengths with a view to creating greater value for shareholders.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and friends across society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 15 August 2018

Note 1:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2018.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

for the six months ended 30 June 2018

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2018	2017
Revenue	5	149,105	138,160
Interconnection charges		(6,685)	(6,331)
Depreciation and amortisation		(38,646)	(38,874)
Network, operation and support expenses	6	(27,744)	(26,365)
Employee benefit expenses		(24,410)	(20,074)
Costs of telecommunications products sold		(14,696)	(14,638)
Other operating expenses		(29,897)	(27,193)
Finance costs		(1,122)	(3,130)
Interest income		908	703
Share of net profit of associates		554	487
Share of net profit of joint ventures		291	261
Other income — net		161	411

Profit before income tax		7,819	3,417
Income tax expenses	7	(1,870)	(994)

Profit for the period		5,949	2,423

Profit attributable to:
Equity shareholders of the Company		5,912	2,415

Non-controlling interests		37	8

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	8	0.19	0.10

Diluted earnings per share (RMB)	8	0.19	0.10

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2018

(All amounts in RMB millions)

	Six months ended 30 June
	2018	2017
Profit for the period	5,949	2,423

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(506)	370
Tax effect on changes in fair value of financial assets through other comprehensive income	2	(1)

Changes in fair value of financial assets through other comprehensive income, net of tax	(504)	369
Remeasurement of net defined benefit liability, net of tax	(2)	5

	(506)	374

Item that may be reclassified subsequently to statement of income:
Currency translation differences	22	(66)

Other comprehensive income for the period, net of tax	(484)	308

Total comprehensive income for the period	5,465	2,731

Total comprehensive income attributable to:
Equity shareholders of the Company	5,428	2,723

Non-controlling interests	37	8

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

as at 30 June 2018

(All amounts in RMB millions)

	Note	30 June 2018	31 December 2017
ASSETS
Non-current assets
Property, plant and equipment		389,649	416,596
Lease prepayments		9,224	9,313
Goodwill		2,771	2,771
Interest in associates		33,787	33,233
Interest in joint ventures		2,659	2,368
Deferred income tax assets		4,160	5,973
Contract assets		472	—
Contract costs		5,937	—
Financial assets at fair value through other comprehensive income	9	3,780	4,286
Other assets		14,949	20,721

		467,388	495,261

Current assets
Inventories and consumables		1,939	2,239
Contract assets		1,505	—
Accounts receivable	10	17,011	13,964
Prepayments and other current assets		10,186	13,801
Amounts due from ultimate holding company		2,985	239
Amounts due from related parties		3,184	3,274
Amounts due from domestic carriers		4,608	4,683
Financial assets at fair value through profit and loss		695	160
Short-term bank deposits and restricted deposits		3,411	5,526
Cash and cash equivalents		37,993	32,836

		83,517	76,722

Total assets		550,905	571,983

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

as at 30 June 2018

(All amounts in RMB millions)

	Note	30 June 2018	31 December 2017
EQUITY
Equity attributable to equity shareholders of the Company
Share capital		254,056	254,056
Reserves		(20,999)	(20,912)
Retained profits
— Proposed 2017 final dividend	11	—	1,591
— Others		76,034	69,315

		309,091	304,050

Non-controlling interests		339	297

Total equity		309,430	304,347

LIABILITIES
Non-current liabilities
Long-term bank loans		3,322	3,473
Corporate bonds		10,992	17,981
Deferred income tax liabilities		107	108
Contract liabilities		1,153	—
Deferred revenue		2,240	3,020
Other obligations		332	432

		18,146	25,014

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

as at 30 June 2018

(All amounts in RMB millions)

	Note	30 June 2018	31 December 2017
Current liabilities
Short-term bank loans		18,506	22,500
Commercial papers		—	8,991
Current portion of long-term bank loans		421	410
Current portion of promissory notes		9,987	17,960
Accounts payable and accrued liabilities	12	119,471	125,260
Taxes payable		1,030	1,121
Amounts due to ultimate holding company		3,567	2,176
Amounts due to related parties		11,667	8,126
Amounts due to domestic carriers		2,505	2,538
Dividend payable	11	920	920
Current portion of corporate bonds		6,995	—
Current portion of deferred revenue		23	350
Current portion of other obligations		2,874	2,987
Contract liabilities		45,363	—
Advances from customers		—	49,283

		223,329	242,622

Total liabilities		241,475	267,636

Total equity and liabilities		550,905	571,983

Net current liabilities		(139,812)	(165,900)

Total assets less current liabilities		327,576	329,361

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

for the six months ended 30 June 2018

(All amounts in RMB millions)

	Six months ended 30 June
	2018	2017
Cash flows from operating activities
Cash generated from operations	51,362	47,449
Income tax paid	(457)	(785)

Net cash inflow from operating activities	50,905	46,664

Cash flows from investing activities
Purchase of property, plant and equipment	(24,780)	(36,282)
Other cash flows arising from investing activities	(908)	(585)

Net cash outflow from investing activities	(25,688)	(36,867)

Cash flows from financing activities
Dividend paid to equity shareholder of the Company	(1,591)	—
Other cash flows arising from financing activities	(18,485)	448

Net cash (outflow)/inflow from financing activities	(20,076)	448

Net increase in cash and cash equivalents	5,141	10,245
Cash and cash equivalents, beginning of period	32,836	23,633
Effect of changes in foreign exchange rate	16	(44)

Cash and cash equivalents, end of period	37,993	33,834

Analysis of the balances of cash and cash equivalents:
Cash balances	1	1
Bank balances	37,992	33,833

	37,993	33,834

NOTES:

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002).

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%. The directors of the Company consider Unicom Group to be the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2017 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2018.

The financial information relating to the year ended 31 December 2017 that is included in this interim financial report of 2018 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2018, current liabilities of the Group exceeded current assets by approximately RMB139.8 billion (31 December 2017: approximately RMB165.9 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB260.9 billion of revolving banking facilities, of which approximately RMB242.1 billion was unutilised as at 30 June 2018; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2018 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Overview

The IASB and HKICPA have issued a number of new standards and amendments to International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 9 (2014), “Financial instruments”

•	IFRS/HKFRS 15, “Revenue from contracts with customers”

•	IFRIC/HK(IFRIC) 22, “Foreign currency transactions and advance consideration”

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has early adopted IFRS/HKFRS 9 (2010) in 2011 and the Group has been impacted by IFRS/HKFRS 9 (2014) in relation to measurement of credit losses, and impacted by IFRS/HKFRS 15 in relation to capitalisation of contract costs and presentation of contract assets and contract liabilities. Details of the changes in accounting policies are discussed in Note 3(b) for IFRS/HKFRS 9 (2014) and Note 3(c) for IFRS/HKFRS 15.

Under the transition method chosen, the Group recognises cumulative effect of the initial application of IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognised for each line item in the consolidated statement of financial position that has been impacted by IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15:

	At 31 December 2017	Impact on initial application of IFRS/HKFRS 9 (2014) (Note 3(b))	Impact on initial application of IFRS/HKFRS 15 (Note 3(c))	At 1 January 2018
ASSETS
Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856
Total non-current assets	495,261	265	1,750	497,276
Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221
Total current assets	76,722	(1,118)	—	75,604
Total assets	571,983	(853)	1,750	572,880
EQUITY
Reserves	(20,912)	(85)	175	(20,822)
Retained profits
— Proposed final dividend	1,591	—	—	1,591
— Others	69,315	(768)	1,575	70,122
Total equity	304,347	(853)	1,750	305,244

	At 31 December 2017	Impact on initial application of IFRS/HKFRS 9 (2014) (Note 3(b))	Impact on initial application of IFRS/HKFRS 15 (Note 3(c))	At 1 January 2018
CURRENT LIABILITIES
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,283)	—
Contract liabilities	—	—	49,594	49,594
NON-CURRENT LIABILITIES
Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782
Total equity and liabilities	571,983	(853)	1,750	572,880
Net current liabilities	(165,900)	(1,118)	—	(167,018)
Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (b) and (c) of this note.

(b)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation”

IFRS/HKFRS 9 (2014) replaces the “incurred loss” model in IFRS/HKFRS 9 (2010) with an “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IFRS/HKFRS 9 (2010).

The Group applies the new ECL model to the following items:

•

financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

•	contract assets as defined in IFRS/HKFRS 15 (see Note 3(c))

Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.

(c)	IFRS/HKFRS 15, “Revenue from Contracts with Customers”

Under IFRS/HKFRS 15, an entity is required to identify the performance obligations in the contract, determine the transaction price of the contract, allocate the transaction price to the performance obligations in the contract based on each performance obligation’s standalone price, and recognise revenue when the performance obligations are satisfied.

With the exception of the accounting for contract costs and presentation of contract assets and contract liabilities, which is further explained below, the adoption of IFRS/HKFRS 15 did not result in material adjustments to the opening balances at 1 January 2018 as the Group’s previous revenue recognition accounting policies in other areas, including identification of the number and the nature of performance obligations for bundled sales transactions, determination of standalone price, allocation of price in bundled sales transactions and contract modifications, were generally consistent with the new requirements in material respects.

Further details of the nature and effect of the changes on previous accounting policies are set out below:

i.	Sales commission

The Group previously recognised sales commissions payable as other operating expenses when they were incurred. Under IFRS/HKFRS 15, the Group is required to capitalise these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the sales commissions can be expensed when incurred. Capitalised commissions are charged to profit or loss when the revenue from the related contract is recognised and are included as other operating expenses at that time.

ii.	Presentation of contract assets and liabilities

Under IFRS/HKFRS 15, a receivable is recognised only if the Group has an unconditional right to consideration. If the Group recognises the related revenue before being unconditionally entitled to the consideration for the promised goods and services in the contract, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Previously, contract balances relating to contracts in progress were presented in the consolidated statement of financial position under “Prepayments and other current assets”, “Other assets”, “Advances from customers” and “Deferred revenue”.

(d)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the six months ended 30 June 2018

A number of amendments and new standards are effective for annual periods beginning after 1 January 2018 and earlier application is permitted. Except for the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation”, which have been adopted at the same time as IFRS/HKFRS 9 (2014), the Group has not early adopted any new or amended standards in preparing this interim financial report.

The Group is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent period as required.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC jointly issued a notice (the “Notice”) dated 4 April 2018 regarding downward adjustment of rate for basic telecommunications services from 11% to 10% and rate for sales of telecommunications products from 17% to 16% from 1 May 2018. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2018	2017
Total service revenue	134,423	124,106
Sales of telecommunications products	14,682	14,054

	149,105	138,160

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Six months ended 30 June
	2018	2017
Repairs and maintenance	5,710	4,836
Power and water charges	7,375	7,168
Operating lease and other service charges for network, premises, equipment and facilities	5,680	5,139
Operating lease and other service charges to China Tower Corporation Limited (“Tower Company”)	7,923	8,418
Others	1,056	804

	27,744	26,365

7.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2017: 16.5%) on the estimated assessable profits for the six months ended 30 June 2018. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2018 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2017: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2017: 15%).

	Six months ended 30 June
	2018	2017
Provision for income tax on estimated taxable profits for the period
— Hong Kong	19	22
— Mainland China and other countries	340	520
Under-provision in respect of prior years	15	8

	374	550
Deferred taxation	1,496	444

Income tax expenses	1,870	994

8.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2018 and 2017.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2018	2017
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	5,912	2,415

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	23,947

Basic/Diluted earnings per share (in RMB)	0.19	0.10

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2018	31 December 2017
Listed in the PRC	146	158
Listed outside the PRC	3,576	4,070
Unlisted	58	58

	3,780	4,286

For the six months ended 30 June 2018, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB506 million (for the six months ended 30 June 2017: increase of approximately RMB370 million). The decrease, together with tax impact, of approximately RMB504 million (for the six months ended 30 June 2017: increase, together with tax impact, of approximately RMB369 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

10.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of allowance for doubtful debts, is as follows:

	30 June 2018	31 December 2017
Within one month	8,598	7,184
More than one month to three months	2,711	2,763
More than three months to one year	3,966	2,737
More than one year	1,736	1,280

	17,011	13,964

The normal credit period granted by the Group to individual subscribers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11.	DIVIDENDS

At the annual general meeting held on 11 May 2018, the shareholders of the Company approved the payment of a final dividend of RMB0.052 per ordinary share for the year ended 31 December 2017 totaling approximately RMB1,591 million (the Company resolved not to pay a final dividend for the year ended 31 December 2016) which has been reflected as a reduction of retained profits for the six months ended 30 June 2018.

Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2018.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2018 and 31 December 2017, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2018	31 December 2017
Less than six months	98,141	104,691
Six months to one year	10,775	9,009
More than one year	10,555	11,560

	119,471	125,260

13.	RESTRICTED SHARES OF A SHARE COMPANY

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848 million restricted shares of A Share Company (“Restricted Shares”) were initially granted to the core employees of the Group and 794 million Restricted Shares were subscribed on 21 March 2018 (the “Grant Date”) with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the Restricted A-Share Incentive Scheme is RMB2.34 per share as determined based on the difference between the market price of A Share Company on the Grant Date and the subscription price. The Restricted Shares are subject to various lock-up periods. The Restricted Shares shall be unlocked by conditions prescribed for operating units and individuals on a predetermined basis.

During the period ended 30 June 2018, no Restricted Shares are considered forfeited or repurchased.

During the period ended 30 June 2018, the Group recognised share-based payment expenses and other reserve of RMB307 million which arising from the arrangement of the Restricted A-Share Incentive Scheme.

14.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

On 8 August 2018, Tower Company listed on the SEHK. Tower Company issued 43,114,800,000 new ordinary shares (including both Hong Kong and International offerings, assuming no exercise of the over-allotment option) at a price of HK$1.26 per share. Upon the listing, the percentage held by the Group were diluted, but the amount of interest in associate accounted for under equity method increased accordingly.

FINANCIAL OVERVIEW

Revenue

In the first half of 2018, total revenue was RMB149.11 billion, up by 7.9% as compared to the same period of last year. The Company continued to implement the “Focus Strategies”, operating results improved rapidly. Service revenue was RMB134.42 billion in the first half of 2018, up by 8.3% as compared to the same period of last year.

As a result of the rapid development in the Internet service and the continuous optimisation of the Company’s business structure, revenue from non-voice service was RMB110.42 billion, up by 14.8% as compared to the same period of last year. Revenue from non-voice service as a percentage of service revenue further improved from 77.5% in the first half of 2017 to 82.1% in the first half of 2018.

Costs and Expenses1

In the first half of 2018, total costs and expenses were RMB141.29 billion, up by 4.9% as compared to the same period of last year.

Depreciation and amortisation charge were RMB38.65 billion in the first half of 2018, down by 0.6% as compared to the same period of last year.

Network, operation and support expenses were RMB27.74 billion in the first half of 2018, up by 5.2% as compared to the same period of last year.

The Company continuously promoted the transformation of its sales and marketing model, selling and marketing expenses were RMB16.49 billion in the first half of 2018, up by 2.4% as compared to the same period of last year.

Interconnection charges were RMB6.69 billion in the first half of 2018, up by 5.6% as compared to the same period of last year.

Costs of telecommunications products sold were RMB14.70 billion, up by 0.4% as compared to the same period of last year. Loss on the sales of telecommunications products was RMB0.01 billion, of which terminal subsidy cost accounted to RMB0.38 billion, down by 52.3% as compared to the same period of last year.

As a result of the improved operating results, employee benefit expenses were RMB24.41 billion in the first half of 2018, up by 21.6% as compared to the same period of last year.

General, administrative and other expenses2 were RMB13.41 billion, up by 20.9% as compared to the same period of last year.

Finance costs, net of interest income, was RMB0.21 billion, decreased by RMB2.22 billion as compared to the same period of last year.

Earnings

In the first half of 2018, profit before income tax was RMB7.82 billion, profit for the period3 was RMB5.91 billion, up by 144.9% as compared to the same period of last year. Basic earnings per share was RMB0.193 in the first half of 2018. EBITDA4 was RMB45.67 billion in the first half of 2018, up by 4.9% as compared to the same period of last year.

Operating Cash Flow and Capital Expenditure

In the first half of 2018, the Company’s net cash flow from operating activities was RMB50.91 billion, up by 9.1% as compared to the same period of last year. Capital expenditure was RMB11.59 billion in the first half of 2018.

Statement of Financial Position

Liabilities-to-assets ratio decreased from 46.8% as at 31 December 2017 to 43.8% as at 30 June 2018. Debt-to-capitalisation ratio changed from 19.5% as at 31 December 2017 to 14.2% as at 30 June 2018.

Note 1: Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of net profit of associates, share of net profit of joint ventures and other income-net.

Note 2: Excluded costs of telecommunications products sold and selling and marketing expenses.

Note 3: Profit for the period refers to profit attribute to equity shareholders of the Company.

Note 4: EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2017 Annual Report.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2018, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2018.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2018 except for the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the six months ended 30 June 2018. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (“Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2018.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2018 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2018 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Li Fushen and Shao Guanglu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for July 2018

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of July 2018.

Operational statistics for the month of July 2018 are as follows:

July 2018
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	304.530 million
Net Addition of Mobile Billing Subscribers for the Month	2.512 million

Of which:
Aggregate Number of 4G Subscribers	206.770 million
Net Addition of 4G Subscribers for the Month	3.661 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	79.210 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.294 million

Aggregate Number of Local Access Subscribers	57.541 million
Net Addition of Local Access Subscribers for the Month	(0.332) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of July 2018 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 15 August 2018

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

REVISION OF ANNUAL CAPS FOR

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 25 November 2016 in relation to the continuing connected transactions under the 2016 Comprehensive Services Agreement between CUCL and Unicom Group, pursuant to which, CUCL or its subsidiaries have agreed to provide, among others, the financial service—lending and other credit services to Unicom Group and the caps of such services, being the daily lending and other credit services balance (including accrued interests), in each of the two years ending 31 December 2018 and 2019 shall not exceed RMB6,300 million . The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL or its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks for the same type of loan.

With the continuous expansion of CUCL’s operating scale and the continuous improvement of its centralised capital management capabilities, it is expected that CUCL’s operating revenue and cash deposits will continue to increase in the next two years. As the actual amount of the above transaction is close to the existing cap, in order to further satisfy the capital management needs of CUCL, enhance the capital efficiency and increase interest income, CUCL and Unicom Group have entered into the Supplemental Agreement on 15 August 2018 to revise the caps, being the daily lending and other credit services balance (including accrued interests), for the financial service—lending and other credit services included in the 2016 Comprehensive Services Agreement in each of the two years ending 31 December 2018 and 2019 to RMB11,000 million (equivalent to HK$12,639 million). Save as disclosed above, all terms and conditions under the 2016 Comprehensive Services Agreement remain unchanged and valid.

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the Supplemental Agreement and any transactions contemplated thereunder are entered into in the ordinary and usual course of business of the Group and the terms of the Supplemental Agreement are on normal commercial terms or better. The terms of the Supplemental Agreement and the applicable revised annual caps are all fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 79.9% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 53.5% and 26.4% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio for the revised caps of the lending and other credit services (calculated using the daily lending and other credit services balance (including accrued interest)) exceeds 0.1% but is less than 5%, the provision of the lending and other credit services is subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

1.	BACKGROUND

Reference is made to the announcement of the Company dated 25 November 2016 in relation to the continuing connected transactions under the 2016 Comprehensive Services Agreement between CUCL and Unicom Group.

2.	SUPPLEMENTAL AGREEMENT AND REVISION OF THE CAPS

Pursuant to the 2016 Comprehensive Services Agreement, CUCL or its subsidiaries have agreed to provide, among others, the financial service—lending and other credit services to Unicom Group and the caps of such services, being the daily lending and other credit services balance (including accrued interests), in each of the two years ending 31 December 2018 and 2019 shall not exceed RMB6,300 million.

The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL or its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks for the same type of loan.

CUCL and Unicom Group have entered into the supplemental agreement on 15 August 2018 (the“Supplemental Agreement”) to revise the caps, being the daily lending and other credit services balance (including accrued interests), for the financial service—lending and other credit services offered to Unicom Group by CUCL or its subsidiaries in each of the two years ending 31 December 2018 and 2019 to RMB11,000 million (equivalent to HK$12,639 million). Save as disclosed above, all terms and conditions under the 2016 Comprehensive Services Agreement remain unchanged and valid.

3.	REASONS FOR AND BENEFITS OF THE SUPPLEMENTAL AGREEMENT

For the year ended 31 December 2017 and the six months ended 30 June 2018, the maximum daily lending and other credit services balance (including accrued interests) for the financial service—lending and other credit services offered to Unicom Group by CUCL or its subsidiaries under the 2016 Comprehensive Services Agreement were RMB704 million (equivalent to HK$809 million) and RMB4,174 million (equivalent to HK$4,796 million), respectively. As at the date of this announcement, the daily lending and other credit services balance (including accrued interests) for the financial service—lending and other credit services offered to Unicom Group by CUCL or its subsidiaries under 2016 Comprehensive Services Agreement has not exceeded the pre-determined caps.

With the continuous expansion of CUCL’s operating scale and the continuous improvement of its centralised capital management capabilities, it is expected that CUCL’s operating revenue and cash deposits will continue to increase in the next two years. As the actual amount of the above transaction is close to the existing cap, in order to further satisfy the capital management needs of CUCL, enhance the capital efficiency and increase interest income, the Board decided to revise the caps, being the daily lending and other credit services balance (including accrued interests), for the financial service—lending and other credit services offered to Unicom Group by CUCL or its subsidiaries in each of the two years ending 31 December 2018 and 2019 to RMB11,000 million (equivalent to HK$12,639 million).

When determining the above revised caps, the Board has considered (i) the daily lending and other credit services balance (including accrued interests) offered to Unicom Group by CUCL or its subsidiaries for the year ended 31 December 2017 and from 1 January 2018 to the date of this announcement; (ii) the Group’s expected financial position and cash flow in future and (iii) the expected demand for the lending services of Unicom Group.

4.	CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATION

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 79.9% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 53.5% and 26.4% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio for the revised caps of the lending and other credit services (calculated using the daily lending and other credit services balance (including accrued interest)) exceeds 0.1% but is less than 5%, the provision of the lending and other credit services is subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

5.	OPINION OF THE DIRECTORS

The Board has passed resolution to approve the Supplemental Agreement and the revision of annual caps for the continuing connected transactions. The executive Directors, being Mr. Wang Xiaochu, Mr. Li Fushen and Mr. Shao Guanglu, who also hold executive positions with Unicom Group, have voluntarily abstained from voting on the relevant resolution of the Board. Other directors do not have material interest in such transactions contemplated under the Supplemental Agreement nor have abstained from voting in respect of the relevant Board resolution.

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the Supplemental Agreement and any transactions contemplated thereunder are entered into in the ordinary and usual course of business of the Company and the terms of the Supplemental Agreement are on normal commercial terms or better. The terms of the Supplemental Agreement and the applicable revised annual caps are all fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6.	GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Company provides a full range of telecommunications services in the PRC, including mobile broadband (LTE FDD, TD-LTE, WCDMA), fixed-line broadband, GSM, fixed-line local assess, ICT, data communications and other related value-added services.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and Internet-based services across the PRC.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“2016 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 25 November 2016 entered into by CUCL and Unicom Group, pursuant to which, CUCL and Unicom Group agreed to provide services to each other or by one to the other, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services

“Board”	the board of directors of the Company

“Company”	中國聯合網絡通信(香港)股份有限公司 (China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	中國聯合網絡通信有限公司 (China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group holds a 17.90% equity interest and中國聯合網絡通信股份有限公司 (China United Network Communications Limited) holds a 82.10% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	中國聯合網絡通信集團有限公司 (China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8703 = HK$1. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 15 August 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny